UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022.

 Commission File Number 001-40626

VTEX
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

125 Kingsway, Wc2B 6NH
London, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VTEX Announces the Appointment of Santiago Naranjo as Chief Revenue Officer and
Departure of Astha Malik

VTEX (NYSE: VTEX), the enterprise digital commerce platform for premier brands and retailers, the leader in accelerating the digital commerce transformation in Latin America and now expanding globally, announced the appointment of Santiago Naranjo as Chief Revenue Officer (CRO). VTEX also announced today that Astha Malik, COO for Growth, has informed the company of her plans to depart the company on June 3, 2022. The COO function will now consolidate with the CRO function under Santiago Naranjo.

“Astha's contribution has been fundamental to the evolution of VTEX in becoming a global and public company. The VTEX team will always be grateful for her leadership and collaboration,” commented Mr. Gomide de Faria.

"VTEX has been an amazing chapter in my career. I am immensely proud of all that the Company has achieved. I am grateful for the opportunity to have been a part of the company’s transformative journey, and look forward to seeing what's to come next for VTEX,” said Astha Malik.

Santiago Naranjo joined VTEX in 2016 as Country Manager of Colombia. In 2020, he was promoted to LatAm Growth Officer. Now, as Chief Revenue Officer, Mr. Naranjo will be responsible for sales & marketing and operations in all countries VTEX operates.

Since joining VTEX, Mrs. Malik has been working in close collaboration with Mr. Naranjo and both are working together to ensure a smooth transition.

About VTEX
VTEX (NYSE: VTEX) is the enterprise digital commerce platform where global brands and retailers run their world of commerce. VTEX puts its customers’ business on a fast path to growth with a complete Commerce, Marketplace, and OMS solution. VTEX helps global companies build, manage and deliver native and advanced B2B, B2C, and Marketplace commerce experiences with unprecedented time-to-market and without complexity.

As a leader in digital commerce platforms, VTEX is trusted by more than 2,400 customers, including AbInbev, Carrefour, Colgate, Motorola, and Whirlpool, having over 3,200 active online stores across 38 countries (as of FY ended on December 31st, 2021). For more information, visit www.vtex.com.

VTEX IR Contact
Julia Vater Fernández
Investor Relations Director
investors@vtex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 31, 2022

VTEX By: /s/ André Spolidoro Ferreira Gomes Name: André Spolidoro Ferreira Gomes Title: Chief Executive Officer